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                           May 20, 2021

       Diana Saadeh-Jajeh
       Interim Chief Financial Officer
       GameStop Corp.
       625 Westport Parkway
       Grapevine, TX 76051

                                                        Re: GameStop Corp.
                                                            Form 8-K filed
March 23, 2021
                                                            Response Dated May
12, 2021
                                                            File No. 1-32637

       Dear Ms. Saadeh-Jajeh:

               We have reviewed your May 12, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to our comment in our April 28, 2021 letter.

       Form 8-K filed March 23, 2021

       Exhibit 99.1
       Non-GAAP results

   1. We note your response to comment 1. Your valuation allowance adjustment appears to result in an
individually tailored income tax recognition method. Please revise your presentation to omit
this adjustment. Refer to Question 100.04 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations.
 Diana Saadeh-Jajeh
GameStop Corp.
May 20, 2021
Page 2

       You may contact Scott Stringer at 202-551-3271 or Joel Parker at 202-551-3651 with any questions.



FirstName LastNameDiana Saadeh-Jajeh                     Sincerely,
Comapany NameGameStop Corp.
                                                         Division of
Corporation Finance
May 20, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName